Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS MINIMAL DAMAGE TO HOUSTON OFFICE
PORTFOLIO FOLLOWING HURRICANE IKE
NEW YORK, September 15, 2008 – Brookfield Properties Corporation (BPO: NYSE, TSX) today reported that physical evaluations are currently underway on its portfolio of office buildings in Houston as a result of Hurricane Ike. Preliminary reports indicate window, water, and other associated collateral damage that appears to be minimal.
Brookfield is working to make the necessary building repairs and coordinating with City of Houston authorities to ensure the safety of all tenants and visitors prior to reopening its properties. The majority of its properties have been reopened with the balance anticipated to reopen over the next few days.
Brookfield has been in contact with its tenants and employees to ensure they are aware of the current situation at their respective buildings.
Brookfield is the largest office owner in downtown Houston with over nine million square feet at the following properties: Total Plaza (1201 Louisiana Street); Devon Energy Tower (Two Allen Center), One, Three and Four Allen Center; Continental Center 1 & 2; KBR Tower; and 500 Jefferson Street.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 16 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: melissa.coley@brookfieldproperties.com.

Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.